[Letterhead of New Century Bancorp, Inc.]

February 14, 2008

VIA EDGAR, TELECOPIER AND U.S. MAIL

Mr. Kevin W. Vaughn

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	New Century Bancorp, Inc., Dunn, North Carolina
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Period ended September 30, 2007
File No. 000-50400

Dear Mr. Vaughn:

We have received your letter dated January 31, 2008 regarding the above-referenced filings of New Century Bancorp, Inc., Dunn, North Carolina (the “Registrant”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

The numbered paragraphs below correspond to those in your letter dated January 31, 2008.

1.	Please provide additional information to support your determination that your stock issuances in both 2006 and 2004 should be characterized as stock splits and not stock dividends.

For the 2006 and 2004 stock dividends, the balance in retained earnings at the date of the dividend declaration was less than the quoted market value of the shares at the date of declaration (as adjusted to take into account the increased number of shares that would be outstanding). It should also be noted that this was also the case for the stock dividends declared in both 2003 and 2002. Therefore, because in each instance the then balance in retained earnings was not sufficient to capitalize the market value of the shares to be issued, the Registrant capitalized only the par value of the common stock issuances from its paid in capital account. This accounting treatment was based on guidance from Topic C: Accounting for Stock Dividend When There Is a Retained Earnings Deficit, from the March 2001 meeting between the SEC Staff and the AICPA SEC Regulations Committee (Topic C). The Staff’s views on Topic C state “we believe all stock dividends payable to common stockholders when retained earnings are in a deficit position should be accounted for by capitalizing only the stock’s par value from paid in capital.”

The Registrant applied this guidance to its situations where the capitalization of the market value of the shares to be issued from retained earnings would otherwise have resulted in a deficit balance in retained earnings.

The stock prices at the declaration date of each of the four aforementioned stock dividends, along with the number of shares for each issuance, the adjusted market value of the total shares comprising each issuance, and the balance in retained earnings at the end of the quarter preceding the declaration date of each stock dividend, were as follows:

Declaration Date	Adjusted Stock Price	Number of Shares	Market Value of Shares to be Issued	Retained Earnings at Quarter End Preceding Declaration Date
5/15/02	$11.82	146,131	$1,727,268	$498,000
9/29/03	$16.12	230,867	3,721,576	1,697,000
6/7/04	$18.90	253,679	4,794,533	2,184,000
11/14/06	$16.53	1,081,396	17,870,069	11,246,000

Additionally, in each of the three years ended December 31, 2004 and in the year ended December 31, 2006, the Registrant had increasing net income in the amounts of $858,000, $906,000, $2,094,000 and $3,970,000, respectively.

Based on the above, we respectfully submit that regardless of the characterization of these share distributions as stock dividends or as stock splits effected in the form of stock dividends; the accounting for these share distributions was nonetheless correct. The Registrant will appropriately characterize any future stock issuances in accordance with ARB 43 and will also appropriately characterize references to historical events in its future filings to also conform to this guidance. Additionally, we will expand upon our accounting policy disclosures in future filings in order to fully explain the accounting for all stock issuances.

In connection with the above responses, the Registrant acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me at (910) 892-7080 if you have questions or concerns.

Sincerely,

/s/ Lisa F. Campbell
Lisa F. Campbell
Executive Vice President and Chief Financial Officer New Century Bancorp, Inc.

cc:	Mr. William L. Hedgepeth, II
Mr. Cid Hickman
Todd H. Eveson, Esq.